MISCHLER FINANCIAL GROUP, INC.
(SEC ID No. 8-48067)

ANNUAL AUDIT REPORT

DECEMBER 31, 2022

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(e)(3) as a Public Document

PUBLIC


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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ANNUAL REPORTS
FORM X-17A-5
PART III


SEC FILE NUMBER
8-48067


FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING _____ 01/01/22 _____ AND ENDING _____ 12/31/22 _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Mischler Financial Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

 1111 Bayside Drive, Suite 100
(No. and Street)

Corona del Mar	California	92625
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Doyle L. Holmes	(949) 720-0640	dholmes@mischlerfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

 Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270	Walnut Creek	California	94598
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)


FOR OFFICIAL USE ONLY


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Doyle L. Holmes, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mischler Financial Group, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

ANDREA RODRIGUEZ
COMM. #2435341
Notary Public - California
Orange County
My Comm. Expires Jan. 22, 2027

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MISCHLER FINANCIAL GROUP, INC.
TABLE OF CONTENTS



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Mischler Financial Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mischler Financial Group, Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Mischler Financial Group, Inc. as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Mischler Financial Group, Inc.'s management. Our responsibility is to express an opinion on Mischler Financial Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mischler Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Mischler Financial Group, Inc.'s auditor since 2022.
Walnut Creek, California
March 28, 2023

MISCHLER FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$	12,904,804
Due from brokers or dealers		1,055,460
Commissions and fees receivable		1,884,485
Deposits with clearing organizations		5,500,000
Other receivables, net of $28,296 credit loss allowance		199,463
Prepaid expenses and other assets		336,888
Deferred tax asset		20,556
Operating lease right-of-use assets		1,182,591
Total Assets	$	23,084,247

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	2,714,142
Commissions payable		2,309,147
Note payable		3,000,000
Income taxes payable		190,759
Operating lease liabilities		1,257,220
Total Liabilities		9,471,268
Subordinated Notes		2,000,000

Stockholders' Equity

Preferred stock - Series B:		
no par value; 2,500 shares authorized; 970 shares issued and outstanding		3,000,000
Common stock:		
no par value; 25,000 shares authorized; 4,950 shares issued and outstanding		281,130
Retained earnings		8,331,849
Total Stockholders' Equity		11,612,979
Total Liabilities and Stockholders' Equity	$	23,084,247

The accompanying notes are an integral part of this financial statement.

MISCHLER FINANCIAL GROUP, INC.

NOTES TO THE FINANCIAL STATEMENT

DECEMBER 31, 2022

1. **Organization**

    Mischler Financial Group, Inc. (the "Company") was incorporated in California on November 17, 1994, registered with the Securities and Exchange Commission ("SEC") and accepted as a member of the Financial Industry Regulatory Authority ("FINRA") on March 9, 1995, and commenced operations on March 17, 1995. The Company operates as a registered broker dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company acts as an introducing broker dealer and clears transactions with and for customers on a fully disclosed basis through its clearing broker dealers. The Company's primary business consists of brokerage and underwriting services to customers.

2. **Significant Accounting Policies**

    Use of Estimates
    The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

    Fair Value of Financial Instruments
    Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

    Cash and Cash Equivalents
    The Company defines cash and cash equivalents as highly liquid investments with original maturities of less than three months, which are not held for sale in the ordinary course of business. As of December 31, 2022, there were $9,094,058 of cash equivalents included in investment in equity securities on the Statement of Financial Condition.

    Accounts Receivable
    Commissions and fees receivable represents commissions and fees due to the Company primarily from brokerage and underwriting services. Due from clearing organizations represents the amount due from the Company's clearing organizations for commissions and principal trading revenue upon completion of performance obligations. Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13"), requires companies to evaluate their financial instruments for impairment and record an allowance for credit losses and/or credit loss expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for credit losses that considered both the aging of accounts receivable and a projected loss rate of receivables. Accounts receivable and the related allowance for credit losses are written off when it becomes remote that payment for services will be received. The allowance of $28,296 was considered necessary as of December 31, 2022.

    Property and Equipment
    Property and equipment are carried at cost. Maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful life of three to five years. Leasehold improvements are amortized over the life of the underlying lease. As of December 31, 2022, all property and equipment were fully depreciated.

2. **Significant Accounting Policies** *(continued)*

    Leases
    At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Per FASB 842-20-25-2, the Company has made an accounting policy election not to recognize right-of-use ("ROU") assets and lease liabilities that arise from short-term leases for any class of underlying asset. Operating leases that exceed one year are included in operating lease ROU assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2022, the Company had three long term operating leases and no finance leases.

    Income Taxes
    Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

    The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged.

3. **Deposits with Clearing Brokers**

    The Company's clearing brokers require the Company maintain minimum cash deposits as follows:

	Minimum Cash Deposit
Bank of America ("BA")	$ 5,000,000
Industrial and Commercial Bank of China Financial Services LLC ("ICBC")	500,000
Total	$ 5,500,000

4. **Lease Commitments**

    Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company uses its risk free rate. The risk free rate is based on the United States Treasury Bond interest rate over a similar term of the lease payments at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

4. **Lease Commitments** *(continued)*

The Company has an operating lease for office space in Stamford, Connecticut. The amended lease began on April 1, 2019 and expires on November 30, 2026. In addition, the Company has an operating lease for office space in Corona del Mar, California. The lease began on April 1, 2020 and expires on March 31, 2025. The Company also has an operating lease for a copier. The lease began on May 12, 2020 and expires on May 31, 2025. For the year ended December 31, 2022, information pertaining to all operating leases were as follows:

Supplemental Information	
Operating Lease ROU Assets	
ROU assets as of January 1, 2022	$ 1,605,853
Weighted-average remaining lease term	35.47 months
Weighted-average discount rate	1.25%

Maturities of Operating Lease Liabilities	
2023	$ 453,104
2024	469,149
2025	227,377
2026	134,854
Total lease payments	1,284,484
Less discount	(27,264)
Total operating lease liabilities	$ 1,257,220

For the year ended December 31, 2022, the Company had one, short term lease for additional office space in Boston, Massachusetts. Since this office lease was deemed short term, the Company did not recognize the related ROU asset or lease liability.

5. **Property and Equipment**

Property and equipment consist of the following:

Furniture and equipment	$ 166,008
Accumulated depreciation	(166,008)
Total	$ -

6. **Related Party Transactions**

Subordinated Notes

The Company has a $1,000,000 note subordinated to claims of general creditors pursuant to an agreement approved by FINRA on February 27, 2012. The note bears interest of eight percent per annum with principal and accrued interest due on demand. The note automatically extends for twelve months. The subordinated loan is with a stockholder and is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company has a $1,000,000 note subordinated to claims of general creditors pursuant to an agreement approved by FINRA on February 27, 2012. The note bears interest of eight percent per annum with principal and accrued interest due on demand. The note automatically extends for twelve months. The subordinated loan is allowable in computing net capital under the SEC's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

6. **Related Party Transactions** *(continued)*

    Master Services Agreement
    On September 10, 2018, the Company entered into a Master Services Agreement with an affiliate of the Series B preferred shareholder ("B Affiliate"). Per this agreement, the Company pays B Affiliate as invoiced on a monthly basis for technology and consulting services. As of December 31, 2022, the company owes B Affiliate $755,000 which is included in accounts payable and accrued expenses on the Statement of Financial Condition.

    Commission Sharing and Joint Marketing Agreement
    On August 15, 2018, the Company entered into a Commission Sharing and Joint Marketing Agreement with B Affiliate. This agreement was amended on June 18, 2020. Per this agreement, the Company pays B Affiliate a percentage of the net of specified transactions. As of December 31, 2022, the company owes B Affiliate $554,646 which is included in commissions payable on the Statement of Financial Condition.

    Note Payable
    On May 17, 2019, the Company entered into a $3,000,000 unsecured demand note with B Affiliate. The terms of the promissory note do not require annual payments of principal and interest. The note bears interest at three percent per annum with principal and accrued interest due on demand. During the year ended December 31, 2022, $49,500 of interest was paid in relation to this note.

7. **Stockholders' Equity**

    Preferred Stock
    Per the amended Articles of Incorporation, the Company is authorized to issue 2,500 shares of no-par value, Series B preferred stock. Preferred stockholders have no redemption rights or voting rights but have the authority to alter the rights, preferences, privileges, or restrictions of the preferred shares. In the event of a liquidation or dissolution of the Company, preferred stockholders have priority in a distribution of assets.

    Common Stock
    The Company has both SDV Common Stock ("SDVCS") and Ordinary Common Stock ("OCS"). Per the amended Articles of Incorporation, the Company is authorized to issue 25,000 shares of no-par value common stock of both SDVCS and OCS. SDVCS and OCS have the same voting, conversion, and redemption rights, privileges, and restrictions. As of December 31, 2022, the company had 3,300 shares of SDVCS and 1,650 shares of OCS issued and outstanding.

    Additional shares of OCS or Series B preferred stock may not be issued if, upon issuance, the number of issued and outstanding shares of OCS and Series B preferred stock exceeds forty-nine percent of the total number of all issued and outstanding shares of the Company stock.

    Shareholders' Agreements
    The Company has agreements with each shareholder which includes, but is not limited to, the right of first refusal to purchase a shareholders' capital stock at specified prices under various circumstances.

8. **Revenue from Contracts with Customers**

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Commission Revenue
The Company earns commission revenue on the sale of securities to institutional clients that are both private and public. Commissions are based upon an agreed upon transaction fee. The Company considers the performance obligation fulfilled as of the trade date.

Underwriting Income
The Company earns underwriting income by providing underwriting services to institutional clients that are both private and public. Underwriting income is calculated as the difference between the price the Company pays the issuer and the price at which the Company places the issue on the market. The Company considers the performance obligation fulfilled as of the trade date.

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. At January 1, 2022 and December 31, 2022, accounts receivable related to revenue from contracts with customers were $2,442,157 and $1,884,485, respectively. At January 1, 2022 and December 31, 2022, due from clearing organizations related to revenue from contracts with customers was $1,134,286 and $1,055,460, respectively. There was no significant impairment related to either of these receivables during the year ended December 31, 2022.

Alternatively, fees received prior to the completion of the performance obligation would be recorded as deferred revenue on the Statement of Financial Condition until the performance obligation is met. All fees are fully earned when received. Therefore, there is no deferred revenue as of January 1, 2022 and December 31, 2022.

9. **Retirement Plan**

The Company sponsors a qualified 401(k) profit sharing plan (the "Plan") which covers all employees meeting certain eligibility requirements. Participants may contribute up to seventy-five percent of their compensation to the Plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company's contributions to the Plan are discretionary and vest over a six-year period. For the year ended December 31, 2022, the Company did not contribute to the Plan.

10. **Income Taxes**

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. Deferred tax assets of the Company are primarily the result of net operating lease differences. As of December 31, 2022, there was no valuation allowance as it is more likely than not that the deferred tax assets will be utilized.

The Company is no longer subject to United States federal and state income tax examinations by tax authorities for tax years before 2019 and 2018, respectively.

The Company uses a loss contingencies approach for evaluating uncertain tax positions and continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. There were no uncertain tax positions at December 31, 2022.

11. **Risk Concentration**

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash. The Company maintains its cash and cash equivalent balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC"). For the year ended December 31, 2022, the Company maintains cash balances which, at times, may exceed the FDIC and SIPC limits of $250,000 per bank. As of December 31, 2022, the Company was over the FDIC and SIPC limits by $3,558,771, not including investments totaling $9,094,058. The Company has not experienced any losses on its cash deposits.

12. **Financial Instruments with Off-Balance-Sheet Credit Risk**

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to clearing firms on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing brokers. The agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing brokers on a daily basis and reserving for credit losses when necessary.

13. **Commitments and Contingencies**

Management is unaware of any material commitments and contingencies at December 31, 2022 that have not been disclosed previously.

14. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2022, the Company's net capital was $12,334,862 which exceeded the requirement by $11,787,259.

15. Subsequent Events

The Company has evaluated all subsequent events through the date the financial statements were available for issuance and has determined there were no additional, material subsequent events to disclose.